January 10, 2020

Chandler D. Robinson, MD MBA MSc
Chief Executive Officer
Monopar Therapeutics
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

       Re: Monopar Therapeutics Inc.
           Registration Statement on Form S-3
           Filed January 3, 2020
           File No. 333-235791

Dear Dr. Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Robert Rupp, Esq.